Consulting Group Capital Markets Funds

Certificate of Secretary

I, Suzan Barron, Assistant Secretary of the Consulting Group Capital Markets Funds (“Trust”), hereby certify on behalf of the Trust as follows:

1.	Submitted herewith is a copy of the most recent joint Fidelity Bond (“Bond”) procured by the Trust, in the amount of $2,500,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

2.	Attached hereto as Exhibit A, is a copy of resolutions approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid, as adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not “interested persons” as defined in the 1940 Act, of the Trust, at a meeting of the Board of Trustees.

3.	Submitted herewith is a copy of the allocation agreement among jointly insured parties pursuant to Rule 17g-1(f).

4.	Had the Trust not been named as an insured party under this joint insured bond, it would have maintained a bond in the amount of $2,500,000.

5.	The premium with respect to the Bond has been paid for the period from October 1, 2017 to October 1, 2018.

/s/ Suzan Barron
Suzan Barron

Dated: December 13, 2017

Exhibit A

CONSULTING GROUP CAPITAL MARKETS FUNDS

RESOLUTIONS

Adopted by

The Board of Trustees

RESOLVED:	that the joint fidelity bond in the amount of $2.5 million for a term ending October 1, 2018 (the “Joint Fidelity Bond” or “Bond”), be, and the same hereby is, ratified and approved after consideration of all factors deemed relevant by the Trust’s Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Funds (“Board”), including but not limited to: (i) the amount of the Bond, (ii) the expected value of the assets of the Trust, (iii) the established amount of the premium for the Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets, (v) compliance with the Investment Company Act of 1940, as amended (the “1940 Act”) and (vi) the nature of the securities in the Trust’s investment portfolios; and it is further

RESOLVED:	that the participation in the Joint Fidelity Bond by the Trust is deemed to be in the best interests of the Trust and it hereby is, ratified and approved, and that the actions of the proper officers, with advice of legal counsel, in executing the Joint Fidelity Bond on behalf of the Trust be, and they hereby are, ratified and approved; and it is further

RESOLVED:	that the portion of the premium for the Joint Fidelity Bond to be paid by the Trust, in substantially the form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to: (i) the number of the other parties named as insureds; (ii) the nature of the business activities of such other parties; (iii) the amount of the Bond; (iv) the amount of the premium for such Bond; (v) the ratable allocation of the premium among all parties named as insureds; and (vi) the extent to which the share of the premium allocated to the Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, ratified and approved; and it is further

RESOLVED:	that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which the Trust pays no more than its pro-rata share of the premium based on relative asset size and, in any event, the Trust would pay no more than the premium of an individual policy and no more than the share of the joint premiums based on relative premiums which would apply to individual policies obtained by the Trust participating in the Joint Fidelity Bond; and it is further

RESOLVED:	that the proper officers of the Trust be, and each of them hereby is, authorized to increase the amount of the Bond coverage from time to time to enable the Trust to remain in compliance with the 1940 Act and rules promulgated thereunder; and it is further

RESOLVED:	that the actions of the proper officers in executing and delivering the Agreement Among Jointly Insured Parties, providing in substance that, in the event recovery is received under the bond as a result of a loss sustained by the Trust and one or more other named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 of the 1940 Act, be and they hereby are ratified and approved; and it is further

RESOLVED:	that the officers of the Trusts are hereby directed to:

(1) File with the Securities and Exchange Commission (the “SEC”) (i) a copy of the bond, (ii) a copy of each resolution of the Board including a majority of the Trustees who are not “interested persons,” approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Trust, (iii) a statement showing the amount the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, and (v) a copy of the agreement between the Trust and all other named insured entered into pursuant to Rule 17g-l(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within 10 days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Trust;

(4) Notify by registered mail each member of the Board at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company; and it is further

RESOLVED:	that the proper officers of the Trust be, and each of them hereby is, authorized to execute such documents, to make any and all payments, and to take such further actions, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.